Consent of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Company:

We consent to the use of our report dated February 26, 2019, with respect to the consolidated statement of financial position of General Electric Company and consolidated affiliates as of December 31, 2018 and 2017, the related statements of earnings (loss), comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the accounting method for revenue recognition in 2018 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers and the related amendments.

/s/ KPMG LLP

Boston, Massachusetts
February 26, 2019